SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 29, 2003

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

Form 20-F   ✓   Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No   ✓

SIGNATURES

Santiago, August 28, 2002.

Mr.
Alejandro Ferreyro
Superintendent
Superintendency of Securities and Insurances
Teatinos # 120, Piso 6°
PRESENT

Ref.:	Material Event. Securities Registry n°0593.

Of our consideration:

Pursuant to article 9 and article 10 second paragraph of Law n°18.045, and the General Regulation n°30 issued by that Superintendency, we inform you of the following material event:

On August 26, 2003 the Board of Distribución y Servicio D&S S.A. (“D&S”), during regular meeting n°219, approved the filing of a request with the Superintendency for the registration of a line of commercial papers, a line of bearer bonds and the first issuance of bonds of this line, with the following main features:

     I.     Line of Commercial Papers

a)	Maximum fixed amount of the line: 1,250,000 units (“unidades de fomento”)

b)	Term of the line: 10 years.

c)	Type of commercial papers: promissory notes.

At the same meeting, the Board also granted authority to Messrs. Cristóbal Lira Ibáñez, Miguel Núñez Sfeir and Ricardo Mendoza Vivanco, empowering them to, acting individually any one of them, represent the company D&S in all the events, actions, paper work, agreements, procedures, registrations, requests, filings, negotiations, matters, issues, modalities, circumstances and other proceedings of any kind in connection with the registration of the aforementioned line of commercial papers and the issuance of the corresponding promissory notes.

II.	Line of Bonds

1)	Maximum amount of the line of bonds: Up to 3,000,000 units (“unidades de fomento”)

2)	Amount of the first issuance against this line: 3,000,000 Unidades de Fomento

3)	Guarantees: The issuance will have no special guarantees.

4)	Maximum term of the line of bonds: 10 years from the date of the Public Deed informing the issuance of the line.

5)	Monetary adjustment and interest: the bonds issued will be expressed in Unidades de Fomento, therefore the unpaid balance of the principal will be adjusted according to the value of the Unidad de Fomento.

6)	Other general conditions: Bonds issued can be placed in the market in general, the issuance will not be materialized, they will not be convertible into D&S shares and are payable in local (Chilean) currency.

7)	Maximum term for the first issuance against the line: 36 months from the date of registration of the issuance in that Superintendency.

At the same meeting, the Board granted authority to Messrs. Cristóbal Lira Ibáñez, Miguel Núñez Sfeir and Ricardo Mendoza Vivanco, empowering them to, acting individually any one of them on behalf of D&S in connection with the bond issuance operation, grant and subscribe the Public Deeds pertaining to the contract for the issuance of the line of bonds and to the first issuance of the bonds, agreeing all and each of the conditions and modalities of such issuance, which are necessary to comply with the regulations of that Superintendency, as well as those contained in the agreement of the Board.

Yours truly,

  RICARDO MENDOZA V.
Legal Representative

c.c.	Bolsa de Comercio de Santiago Bolsa Electrónica de Chile Bolsa de Comercio de Valparaíso Comisión Clasificadora de Riesgos New York Stock Exchange NYSE Latibex

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
	By:	/s/ Miguel Núñez

Chief Financial Officer
Dated: August 29, 2003